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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  First Investors Financial Services Corp.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  32058A101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                             Sy Jacobs
         c/o JAM Partners, L.P. and JAM Managers, L.L.C.
                         One 5th Avenue
                    New York, New York 10003

     (Date of Event which Requires Filing of this Statement)

                        November 29, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 32058A101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Sy Jacobs

2.  Check the Appropriate Box if a Member of a Group


         a.
         b. X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         12,500

8.  Shared Voting Power:

         332,000

9.  Sole Dispositive Power:

         12,500

10. Shared Dispositive Power:

         332,000

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         344,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         6.19%

14. Type of Reporting Person

         IN

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CUSIP No.: 32058A101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         JAM Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b. X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         324,000

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         324,000

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         324,000

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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.82%

14. Type of Reporting Person

         PN

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CUSIP No.: 32058A101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         JAM Managers, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b. X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         324,000

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         324,000

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         324,000

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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.82%

14. Type of Reporting Person

         CO









































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The purpose of this Schedule 13D is to (i) report the ownership of JAM Partners, L.P. (the "Partnership"), JAM Managers L.L.C. (the "Manager") and Sy Jacobs (together with the Partnership and the Manager the "Reporting Persons") in the Common Stock, $0.66 2/3 par value (the "Shares"), of First Investors Financial Services Group, Inc. (the "Issuer") and (ii) to report the switch of the Reporting Persons from the use of Schedule 13G to the use of Schedule 13D to report their beneficial ownership in the Shares of the Issuer.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $.66 2/3 par value, in First Investors Financial Services Group,Inc.

         The name and address of the principal executive and business office of the Issuer is:

         First Investors Financial Services Group, Inc.
         675 Bering Drive
         Suite 710
         Houston, Texas  77057

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Persons. Mr. Jacobs is the managing member of JAM Managers L.L.C., a Delaware limited liability company (the "Manager"). The Manager is the general partner of JAM Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Jacobs also has investment discretion over certain accounts through his role as Trustee for certain trusts and through his membership in an investment club which hold Shares of the Issuer (the "Accounts").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violaitons with respect to such laws.

         Mr. Jacobs is a citizen of the Untied States of America.


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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 324,000
         Shares; the Manager is deemed to beneficially own
         324,000 Shares; and Sy Jacobs is deemed to beneficially own 344,500 Shares.

         All of the Shares were purchased in open market transactions by the Reporting Persons.

         The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Partnership. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The purpose of this Schedule 13D is to report the Reporting Persons' change from using Schedule 13G to report their beneficial ownership of Shares.

         On November 29, 2000, Mr. Jacobs was elected to the
         Board of Directors of the Issuer.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 324,000 Shares. The Manager is deemed to beneficially own 324,000 Shares of the Issuer and Mr. Jacobs is deemed to be the beneficial owner of 344,500 Shares. Based on the Issuer's filing on Form 10-Q on October 31, 2000, there were 5,566,669 Shares outstanding. Therefore, the Partnership owns 5.82% of the outstanding Shares, the Manager is deemed to beneficially own 5.82% of the outstanding Shares and Mr. Jacbos is deemed to beneficially own 6.19% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own or are deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.






                                9



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Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Person during the 60 days prior to November
              29, 2000 through September 30, 2000 is filed herewith as Exhibit B.







































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             SY JACOBS


                             /s/ Sy Jacobs
                             ______________________________
                                   Sy Jacobs



                             JAM PARTNERS, L.P.


                             By:  JAM Managers L.L.C.
                                    General Partner

                               By:  /s/ Sy Jacobs
                             _______________________________
                             Name : Sy Jacobs
                             Title: Managing Member

                             JAM MANAGERS L.L.C.


                               By:  /s/ Sy Jacobs
                                  ___________________________
                             Name : Sy Jacobs,
                             Title: Managing Member



January 28, 2001








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                         Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

November 29, 2000 relating to the Common Stock par value

$0.66 2/3 of First Investors Financial Services Group, Inc.

shall be filed on behalf of the undersigned.



                             SY JACOBS


                             /s/ Sy Jacobs
                             ______________________________
                                 Sy Jacobs


                             JAM PARTNERS, L.P.


                             By:  JAM Manager L.L.C.
                                  General Partner

                               By:  /s/ Sy Jacobs
                             _______________________________
                             Name : Sy Jacobs
                             Title: Managing Member

                             JAM MANAGERS L.L.C.


                               By:  /s/ Sy Jacobs
                                  ___________________________
                                  Name : Sy Jacobs,
                                  Title: Managing Member









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                                                 Exhibit B



                    Schedule of Transactions

  Date               Price Per Share          Number of Shares
None                 None                     None











































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